DIGITAL ALLY, INC.

June 10, 2009

VIA EDGAR CORRESPONDENCE

Sharon Virga
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Digital Ally, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 001-33899

Dear Ms. Virga:

This is to confirm our phone call this morning.  In that exchange, you granted our request to extend further until June 19, 2009 the deadline for Digital Ally, Inc.’s response to the Staff comments which were included in your letter to it of May 22, 2009.

Thank you again for your consideration of the request and your flexibility on this matter.  If we find that we have any specific questions to review with you as we complete our response, we will let you know.  Please let me know if you have any questions of us.

Very truly yours,

/s/ Thomas J. Heckman
Thomas Heckman, CFO
Digital Ally, Inc.

7311 West 130th Street, Suite 170, Overland Park, KS 66213
Telephone: 913.814.7774     Fax: 913.814.7775      www.digitalallyinc.com